UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . . . . . . 2.50
FORM 12b-25	SEC FILE NUMBER 1-1373
NOTIFICATION OF LATE FILING	CUSIP NUMBER 607828100

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
☐	Form N-CSR
For Period Ended: December 31, 2008
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant Modine Manufacturing Company
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 1500 DeKoven Avenue
City, State and Zip Code Racine, Wisconsin 53403

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The weakening global economy and sales volume declines have created a significant downturn in Modine Manufacturing Company’s (the “Company”) vehicular markets, particularly within Europe.  These factors triggered an impairment review of the Company’s long-lived assets within its Original Equipment – Europe segment during the third quarter ended December 31, 2008.  As of February 9, 2009, the Company has yet to complete this impairment analysis in time to timely file the Form 10-Q for the quarterly period ended December 31, 2008 without unreasonable effort or expense.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification Bradley C. Richardson 262 636-1200 (Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section

30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Loss from continuing operations:  For the three months ended December 31, 2008, the Company anticipates reporting a loss from continuing operations in a range of $55 million to $58 million, subject to finalization of the long-lived asset impairment analysis for the Company’s Original Equipment – Europe segment.  This compares to the reported loss from continuing operations for the three months ended December 31, 2007 of $55 million.  The current year loss is the result of the following factors:

•

Sales volumes declined significantly as a result of the weakening global economy.  The instability in the global financial markets has created a significant downturn in the Company’s vehicular markets, particularly within Europe.  Net sales were $365 million for the three months ended December 31, 2008, as compared to net sales of $481 million for the three months ended December 31, 2007;

•

The decline in sales volumes, the underabsorption of fixed costs in the Company’s manufacturing facilities as the result of declining sales volumes, as well as a shift in product mix toward lower margin business contributed to a decline in gross profit.  Gross profit was $42 million for the three months ended December 31, 2008, as compared to gross profit of $70 million for the three months ended December 31, 2007;

•

The results for the three months ended December 31, 2008 are anticipated to include impairment charges in a range of $25 million to $28 million, subject to the finalization of the long-lived asset impairment analysis for the Original Equipment – Europe segment.  This is comprised of a $9 million goodwill impairment charge in the Company’s Original Equipment – Europe segment, an estimated $8 million to $11 million long-lived asset impairment charge in the Company’s Original Equipment – Europe segment, and an $8 million long-lived asset impairment charge in the Company’s Original Equipment – North America segment;

•

Restructuring and repositioning charges totaling $27 million were recorded during the three months ended December 31, 2008 related to a workforce reduction in the Company’s Racine, Wisconsin headquarters and a planned workforce reduction throughout the Company’s European facilities, including the European headquarters in Bonlanden, Germany; and

•

Tax valuation allowance charges of $7 million were recorded against the net deferred tax assets in the U.S. and South Korea as the Company continues to assess that it is more likely than not that these assets will not be realized in the future.

For the nine months ended December 31, 2008, the Company anticipates reporting a loss from continuing operations in a range of $61 million to $64 million.  This compares to the reported loss from continuing operations for the nine months ended December 31, 2007 of $34 million.  The weakened global economy is expected to continue to adversely affect the Company’s results over the remainder of fiscal 2009.  Based on this trend and the current quarter impairment and restructuring charges which were not contemplated in the second quarter of fiscal 2009, the Company anticipates that its full year results will fall significantly below its fiscal 2009 loss from continuing operations before income taxes guidance range of $5 million to $25 million which was previously reported in conjunction with the Company’s second quarter fiscal 2009 earnings release on October 30, 2008.

Liquidity:  The Company’s debt agreements require it to maintain specified financial ratios.  The most restrictive limitations are quarter-end debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of not more than a 3.0 to 1.0 ratio (leverage ratio) and earnings before interest and taxes (EBIT) to interest expense of not less than a 1.75 to 1.0 ratio for the third quarter of fiscal 2009 (interest expense coverage ratio), as such terms are used in the debt agreements.  As indicated in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2008, recent adverse trends have put additional pressure on the Company’s ability to remain in compliance with the interest expense coverage ratio.  As a result of the significant downturn in the Company’s vehicular markets and resulting loss to be reported for the three months ended December 31, 2008, the Company was not in compliance with the interest expense coverage ratio at December 31, 2008, which constituted a default under the debt agreements.

The Company has reached an agreement in principle with its primary lenders and holders of notes on a waiver of the default which existed at December 31, 2008, and an amendment of its debt agreements.  The Company has received written confirmation from the lenders and note holders, and anticipates closing on the waiver and amendments prior to filing its Form 10-Q for the quarterly period ended December 31, 2008.  The waiver and amendments will not become effective until the closing.  The Company will file a Form 8-K with the U.S. Securities and Exchange Commission that will describe the material terms of the obligations when the waiver and amendments become effective.  In the very unlikely event that the Company is unable to close on the waiver and amendments prior to the filing of its Form 10-Q for the quarterly period ended December 31, 2008, the Company would be required to classify its outstanding long-term indebtedness totaling $254 million as a current liability.  Presently, the Company is not able to borrow on its existing revolving credit facility and will not be able to do so until closing on the waiver and amendments.  However, at December 31, 2008, the Company had cash of $73 million that it believes will be sufficient to fund operations without accessing the revolving credit facility while the Company closes on the waiver and amendment or pursues other financing options, if needed.  While the Company is confident that it will be able to close on the waiver and amendment with its primary lenders and holders of notes, and in fact is in the final stages of doing so, if it is unable to do so and also unable to obtain alternative financing arrangements, there would be substantial doubt about the Company’s ability to continue as a going concern.

Forward-Looking Statements

This document contains statements, including information about future financial performance, accompanied by phrases such as “believes,” “estimates,” “expects,” “plans,” “anticipates,” “will,” “intends,” and other similar “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995.  The Company’s actual results, performance or achievements may differ materially from those expressed or implied in these statements, because of certain risks and uncertainties, including, but not limited to, those described under “Risk Factors” in Item 1A. in Part II. of the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2008.  Other risks and uncertainties include, but are not limited to, the following:

•

The Company’s ability to obtain a waiver of and amendment to its debt agreements to regain compliance with financial covenants and remain in compliance going forward;

•

The impact the current global economic uncertainty and credit market turmoil is having on the Company, its customers and its suppliers and any worsening of such economic conditions;

•

The secondary effects on the Company’s future cash flows and liquidity that may result from the Company’s customers and lenders dealing with the economic crisis and its consequences;

•

The Company’s ability to limit capital spending and/or consummate planned divestitures;

•

The Company’s ability to recover the book value of the South Korean business, if divested;

•

The Company’s ability to successfully implement restructuring plans and drive cost reductions as a result;

•

The Company’s ability to maintain adequate liquidity to carry out restructuring plans while investing for future growth;

•

The Company’s ability to satisfactorily service its customers during the implementation and execution of any restructuring plans and/or new product launches;

•

The Company’s ability to avoid or limit inefficiencies in the transitioning of products from production facilities to be closed to other existing or new production facilities;

•

The Company’s ability to successfully execute its four-point recovery plan;

•

The Company’s ability to further cut costs to increase its gross margin and to maintain and grow its business;

•

Impairment of assets resulting from business downturns;

•

The Company’s ability to realize future tax benefits;

•

Customers’ actual production demand for new products and technologies, including market acceptance of a particular vehicle model or engine;

•

The Company’s ability to increase its gross margin, including its ability to produce products in low cost countries;

•

The Company’s ability to maintain customer relationships while rationalizing business;

•

The Company’s ability to maintain current programs and compete effectively for new business, including its ability to offset or otherwise address increasing pricing pressures from its competitors and cost-downs from its customers;

•

The Company’s ability to obtain profitable business at its new facilities in China, Hungary, Mexico, India and Austria and to produce quality products at these facilities from business obtained;

•

The effect of the weather on the Commercial Products business, which directly impacts sales;

•

Unanticipated problems with suppliers meeting the Company’s time and price demands;

•

The impact of environmental laws and regulations on the Company’s business and the business of the Company’s customers, including the Company’s ability to take advantage of opportunities to supply alternative new technologies to meet environmental emissions standards;

•

Economic, social and political conditions, changes and challenges in the markets where the Company operates and competes (including currency exchange rate fluctuations, tariffs, inflation, changes in interest rates, recession, and restrictions associated with importing and exporting and foreign ownership);

•

Changes in the anticipated sales mix;

•

The Company’s association with a particular industry, such as the automobile industry, which could have an adverse effect on the Company’s stock price;

•

The nature of the vehicular industry, including the dramatic decline in customer build rates;

•

Work stoppages or interference at the Company or the Company’s major customers;

•

Unanticipated product or manufacturing difficulties, including unanticipated warranty claims;

•

Unanticipated delays or modifications initiated by major customers with respect to product applications or requirements;

•

Costs and other effects of unanticipated litigation or claims, and the increasing pressures associated with rising health care and insurance costs; and

•

Other risks and uncertainties identified by the Company in public filings with the U.S. Securities and Exchange Commission.

The Company does not assume any obligation to update any forward-looking statements.

                    Modine Manufacturing Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 10, 2009	By	/s/ Bradley C. Richardson
Bradley C. Richardson
Executive Vice President – Corporate Strategy and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).